MOL HUNGARIAN OIL AND GAS PLC.

Finance

02 DEC 19

3rd December, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02060629

Attention: **Special Counsel**
Office of International Corporate Finance

Plc.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission ("SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 12/20

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

3 December, 2002

Share distribution to MOL managers and employees

MOL Hungarian Oil and Gas Company announces that in accordance with its long-term incentive plan it distributed 63,773 shares to 165 senior and middle managers on 2 December 2002. The basis of share distribution was the completion of corporate targets for 2000.
The Company also announces that in accordance with the Collective Agreement it distributed 289,440 shares to 8,011 employees as a year-end bonus on 2 December 2002, out of which 277,090 shares were credited to employees' security deposit accounts. The difference between distributed and credited shares arises as not all employees have security deposit account yet.
As no treasury shares were purchased in the period between 26 November 2002 and 2 December 2002 based on the share purchase order made on 2 August 2002, after the above mentioned share distributions MOL stock of treasury shares will decrease from 5,517,608 by 340,863 to 5,176,745 shares.

The following shares were distributed to senior managers and employee representatives of Supervisory Board:

György Mosonyi - Group Chief Executive Officer	4,185 shares
Michel-Marc Delcommune - Group Chief Financial Officer	4,089 shares
Zoltán Áldott - Group Chief Strategic Officer	1,554 shares
Dr. Ilona Bánhegyi - Chief Legal Counsel	1,059 shares
György Felkai - Communications Director	1,126 shares
László Geszti - Managing Director	1,215 shares
Zoltán Szemmelveisz - Managing Director	14 shares
Béla Váradi - Human Resources Director	1,142 shares
Piroska Bognár - member of Supervisory Board	75 shares
József Kudela - member of Supervisory Board	119 shares
János Major - member of Supervisory Board	80 shares

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

3 December, 2002

Joint feasibility study for gas pipeline from Turkey to Austria via Bulgaria, Romania and Hungary

MOL Hungarian Oil and Gas Company announces that it signed a co-operation agreement with four other interested regional gas companies regarding their mutual interest in investigating the creation of a new gas transportation route through Central and Eastern Europe (CEE). The other partners in the consortium are BOTAS, BULGARGAZ, OMV Erdgas GmbH and TRANSGAZ.

The parties intend to jointly explore the possibility of the construction of a natural gas pipeline through Turkey – Bulgaria – Romania – Hungary and Austria by conducting a feasibility study. This will evaluate the project's long term potential and development. Work on the feasibility study is expected to commence in spring 2003 and should last approximately one and a half years.

This new pipeline route would, for all countries involved, increase the importance of their role in gas transit to Central and Western Europe.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

4 December 2002

MOL Hungarian Oil and Gas plc and the Refining and Marketing division managing director of MOL announce that the Refining and Marketing division managing director sold 1,215 MOL shares at HUF 5,615 each on the Budapest Stock Exchange on 4 December 2002, with the assistance of CA IB Securities Ltd. as investment service provider.